Exhibit 99.59

GRANDE WEST RECEIVES U.S. ORDER FOR 5 VICINITY LIGHTNINGTM ELECTRIC VEHICLES
AND BEGINS SERIES PRODUCTION FOR 2021 DELIVERIES

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: GWTNF) (FRA: 6LG) – December 4, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, is pleased to announce that it has received an order for its Vicinity LightningTM Electric Vehicles (“EV”).

The order is for 5 Vicinity LightningTM buses from the Company’s U.S. distribution channel. The vehicles will be used for university shuttle services and delivery is scheduled in the third quarter of 2021.

This order is part of a 20 bus production schedule that begins the series production of the Vicinity LightningTM for commercial deliveries in calendar year 2021. The Company is seeing a large demand from public and private operators across Canada and the U.S.

The vehicle presentation and specifications can be viewed at https://vicinitybus.com/wpcontent/uploads/2020/11/Grande-West-Vicinity-Lightning-EV-Presentation-November-2020.pdf.

Deploying zero emission technology in the transportation sector is a vital part of reducing greenhouse gases. The new Vicinity LightningTM will help move people more efficiently using proven zero emission technology with a smaller environmental footprint that will support a cleaner and more sustainable planet and community prosperity. The size and design of the bus provides maximum versatility to support multiple transportation applications utilizing high quality, proven and commercially available technology and industry standardized charging solutions. The Vicinity LightningTM bus delivers ease of use without high-cost proprietary technology and charging systems.

William Trainer, President and CEO stated, “We are extremely excited about our new Vicinity Lightning EV and LT 28 foot shuttle bus models. Management sees the runway for new sales of this line of medium-duty Vicinity product to be over 1000 units per year. We have locked in production levels to produce up to 200 Vicinity LightningTM during 2021. We look forward to updating the market on continued success in our Canadian and U.S. sales expansion.”

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multipurpose transit vehicles for public and commercial enterprises. Grande West utilizes world-class manufacturing partners to produce the Purpose-Built VicinityTM medium and heavy-duty buses available in electric, CNG, gas and clean diesel drive systems. The Vicinity LightningTM EV with an electric propulsion drive system is available for 2021 deliveries.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and with a strong distribution chain in the U.S., is actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

www.vicinitybus.com

For investor relations, please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Company contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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